UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Lima, Peru, May 16, 2017— Graña y Montero S.A.A. (the “Company”) was not able to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).  As a result, the Company is currently not in compliance with SEC reporting requirements and the continued listing requirements of the New York Stock Exchange (“NYSE”).

The Company is currently in the process of evaluating its financial presentation to be included in the 20-F, which is the reason for the delay. As previously disclosed, the Company is carrying out additional procedures in connection with the finalization of its consolidated financial statements and the assessment of its internal controls as of and for the year ended December 31, 2016.  The Company is continuing its ongoing internal investigation of its association with affiliates of Odebrecht S.A. (“Odebrecht”) in certain projects in Peru.  The Company is also reviewing the financial presentation of the consortia related to Gasoducto Sur Peruano (“GSP”) gas pipeline concession, which was terminated by the Peruvian government on January 24, 2017, due to the failure to obtain the required project financing by the stipulated deadline.  As part of its annual review of internal controls, the Company is also assessing potential material weaknesses with respect to its internal control over financial reporting.

The NYSE has informed the Company that, under the NYSE’s rules, the Company will have six months to file the 20-F with the SEC.  The Company can regain compliance with the NYSE listing requirements before that date by filing the 20-F with the SEC.  The Company intends to file the Form 20-F as soon as practicable.

Note: This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: May 16, 2017